EXHIBIT 12.4

Consolidated Balance Sheet of Paramount Energy Trust as at December 31, 2002 and Consolidated Statement of Earnings and Retained Earnings (Deficit) and Cash Flows for the Period from formation on June 28, 2002 to December 31, 2002, together with Auditors’ report thereon.

AUDITORS’ REPORT

To the Unitholders of Paramount Energy Trust

We have audited the consolidated balance sheet of Paramount Energy Trust as at December 31, 2002 and the consolidated statements of earnings and retained earnings (deficit) and cash flows for the period from formation on June 28, 2002 to December 31, 2002. These consolidated financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2002 and the results of its operations and its cash flows for the period from formation on June 28, 2002 to December 31, 2002 in accordance with Canadian generally accepted accounting principles.

“KPMG LLP”

Chartered Accountants

Calgary, Canada
May 5, 2003 except as to Note 8(b) and 8(c)
which is at June 27, 2003

Paramount Energy Trust
Consolidated Balance Sheet

December 31
2002

($ thousands)
Assets
Current Assets
Accounts Receivable	$—
Capital Assets (Note 3)	3,355

$3,355

Liabilities
Current Liabilities
Accounts Payable and Accrued Liabilities	$226
Due to Paramount Resources Ltd.	2,123

2,349

Unitholder’s Equity
Capital (Note 6)	—
Net book value adjustment for purchase of assets	1,317
Retained Earnings (Deficit)	(311)

1,006

$3,355

Subsequent Events: Note 8
See accompanying notes

Approved by the Board of Directors of Paramount Energy
Operating Corp., as agent for the Trustee, Computershare Trust
Company of Canada.

“John W. Peltier”	“Susan L. Riddell Rose”
Director	Director

Paramount Energy Trust
Consolidated Statements of Earnings and Retained Earnings (Deficit)

Period from formation on June 28, 2002
to December 31, 2002
($ thousands except per unit amounts)

Revenue
Revenue	$—

—

Expenses
General and Administrative	—
Interest on Debt	50
Depletion and Depreciation	261

311

Net Earnings	(311)
- Deficit at Beginning of Period	—
Retained Earnings (Deficit) at End of Period	$(311)

See accompanying notes

Paramount Energy Trust
Consolidated Statement of Cash Flows

Period from formation on June 28, 2002
to December 31, 2002
($ thousands except per unit amounts)

Cash Provided By (Used For)
Operating Activities
Net Loss	$(311)
Items not Involving Cash
Depletion and Depreciation	261

Funds Flow from Operations	(50)
Change in Non-Cash Working Capital	—

(50)

Financing Activities
Issue of Unit Capital	—
Issue of Promissory Notes	2,123

2,123

Funds available for investment	2,073

Investing Activities
Corporate Assets	2,299
Change in Non-Cash Working Capital	(226)

$2,073

See accompanying notes

PARAMOUNT ENERGY TRUST
Notes to Consolidated Financial Statement
(dollar amounts in Cdn$ except as noted)

1.	Paramount Energy Trust:

Paramount Energy Trust (“PET”) is an unincorporated trust formed under the laws of the Province of Alberta pursuant to a trust indenture dated June 28, 2002, as amended, and whose trustee is Computershare Trust Company of Canada. The beneficiaries of PET are the holders of the Trust Units of PET (the “Unitholders”). PET was established for the purposes of issuing Trust Units and acquiring and holding royalties and other investments. The consolidated financial statements of PET consist of 100 percent ownership of Paramount Energy Operating Corp. (the “Administrator”) and the 100 percent ownership of the beneficial interests of Paramount Operating Trust (“POT”). PET utilizes a calendar fiscal year for financial reporting purposes.

The Administrator was incorporated primarily to act as trustee of POT. As trustee of POT, the Administrator will hold legal title to the properties and assets of POT on behalf of and for the benefit of POT and will administer, manage and operate the oil and gas business of POT. In addition, the Administrator will provide certain management and administrative services for PET and its trustee pursuant to a delegation of power and authority to it under the PET indenture.

2.	Basis of Presentation and Accounting Policies:

The accompanying consolidated balance sheet of PET as at December 31, 2002 and the consolidated statements of earnings of PET for the period from formation on June 28, 2002 to December 31, 2002 have been prepared by management of the Administrator (as agent for the trustee of PET) on behalf of PET in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, for purposes of these consolidated financial statements of PET, are similar in all material respects to generally accepted accounting principles in the United States.

In the opinion of management, the consolidated balance sheet and statements of earnings include all adjustments necessary for the fair presentation of the proposed transactions in accordance with Canadian GAAP.

As at December 31, 2002 and for the period from June 28, 2002 to December 31, 2002, PET operated as a wholly owned subsidiary of PRL.

a)	Principles of Consolidation The consolidated financial statements include the accounts of the Trust and its wholly-owned subsidiaries.

b)	Petroleum and Natural Gas Operations PET follows the successful efforts method of accounting for petroleum and natural gas operations. Under this method, PET capitalizes only those costs that result directly in the discovery of petroleum and natural gas reserves. Exploration expenses, including geological and geophysical costs, lease rentals and exploratory dry hole costs, are charged to earnings as incurred. Leasehold acquisition costs, including costs of drilling and equipping successful wells, are capitalized. The net cost of unproductive wells, abandoned wells and surrendered leases are charged to earnings in the year of abandonment or surrender. Gains or losses are recognized on the disposition of properties and equipment.

PARAMOUNT ENERGY TRUST
Notes to Consolidated Financial Statement
(dollar amounts in Cdn$ except as noted)

Depletion and depreciation of petroleum and natural gas properties including well development expenditures, production equipment, gas plants and gathering systems are provided on the unit-of-production method based on estimated proven recoverable reserves of each producing property or project. Depreciation of other equipment is provided on a declining balance method at rates varying from 20 to 30 percent.

The net amount at which petroleum and natural gas costs on a property or project are carried is subject to a cost-recovery test. Any impairment loss is the difference between the carrying value of the asset and its recoverable amount (undiscounted). The carrying values of capital assets, including the costs of acquiring proven and probable reserves, are subject to uncertainty associated with the quantity of oil and gas reserves, future production rates, commodity prices and other factors.

Substantially all of the exploration, development and production activities of the Trust are conducted jointly with others. These financial statements reflect only the Trust’s proportionate interest in such activities.

The Trust’s corporate assets are recorded at cost and are depreciated on a straight line basis at rates ranging from 2.5% - 20%.

c)	Future Site Restoration Costs Estimated future site restoration costs are provided for using the unit of production method based on total proved reserves before royalties. Costs are estimated by the Trust’s engineers based on current regulations, costs, technology and industry standards. The annual charge is included in the calculation of net earnings and removal and site restoration expenditures are charged to the accumulated provision as incurred.

d)	Foreign Currency Translation Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at year end while non-monetary assets and liabilities are translated at historical rates of exchange. Revenues and expenses are translated at monthly average rates of exchange.

e)	Financial Instruments The Trust may periodically enter into derivative financial instrument contracts to manage exposures related to interest rates, foreign currency exchange rates and oil and natural gas prices. Amounts received or paid under interest rate swaps are recognized in interest expense, while settlement amounts on commodity and foreign currency hedge contracts are recognized in earnings as the related production revenues are recorded.

f)	Income Taxes The Trust, and its operating entity POT, are taxable entities under the Income Tax Act (Canada) and are taxable only on income that is not distributed or distributable to the unitholders. As the Trust distributes all of its taxable income to the unitholders pursuant to its Trust Indenture and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for income taxes has been made in these consolidated financial statements. The Administrator has no tax balances.

PARAMOUNT ENERGY TRUST
Notes to Consolidated Financial Statement
(dollar amounts in Cdn$ except as noted)

g)	Unit Incentive Plan The Trust has a Unit Incentive Plan as described in note 7. No amount is recorded as an expense when options are issued. Consideration received upon exercise of options is included in share capital.

3.	Capital Assets

On July 1, 2002, PET entered into an agreement with a related party, Summit Resources Limited, to acquire all of the furniture, fixtures and information technology infrastructure located in the offices formerly occupied by Summit Resources Limited. The purchase price for these assets was $2,073,000 and was paid for by way of issue of a promissory note (refer Note 4).

As the transaction was between related parties, the assets acquired were recognized at a value equal to their net book value in the books of Summit Resources Limited. This resulted in an increase in the carrying value of the assets of $1,317,000 which was recognized as part of Unitholders Equity.

2002

Corporate Assets	$2,299
Write-up to Net Book Value	1,317

3,616
Accumulated Depreciation	(261)

$3,355

4.	Promissory Note

On July 1, 2002, PET issued a promissory note pursuant to the acquisition of assets from Summit Resources Limited (Refer note 3). This promissory note bears interest at a rate of prime plus 0.25 percent. The promissory note was repaid in full on February 3 , 2003. No interest was paid during the period. All interest accrued on the promissory note was paid at the time the promissory note was extinguished.

5.	Income Taxes

No income tax expense or liability has been recorded as all taxation obligations reside with the Unitholders.

6.	Issued Capital

a)	Authorized

Authorized capital consists of an unlimited number of Trust Units and an unlimited number of Special Voting Units.

PARAMOUNT ENERGY TRUST
Notes to Consolidated Financial Statement
(dollar amounts in Cdn$ except as noted)

b)	Issued and Outstanding:

The following is a summary of changes in capital during the period ended December 31, 2002:

	Number
Trust Units	Of Units	Amount

Number of units issued at creation of Trust	1	$100

Balance, December 31, 2002	1	$100

7.	Unit Incentive Plan

PET has adopted a unit incentive plan which permits the Administrator’s board of directors to grant non-transferrable rights to purchase Trust Units (“Incentive Rights”) to its and affiliated entities’, employees, officers, directors and other service providers. The purpose of the unit incentive plan is to provide an effective long-term incentive to eligible participants and to reward them on the basis of PET’s long-term performance and distributions. The Administrator’s board of directors will administer the unit incentive plan and determine participants, numbers of Incentive Rights and terms of vesting. The grant price of the Incentive Rights (the “Grant Price”) shall equal the per Trust Unit closing price on the trading date immediately preceding the date of the grant, unless otherwise permitted. The holder of the Incentive Rights may elect to reduce the strike price of the Incentive Rights (the “Strike Price”), such reduction determined by deducting from the Grant Price the aggregate amounts of all distributions on a per Trust Unit basis that PET pays its Unitholders after the date of grant which represent a return of more than 2.5% per quarter on PET’s consolidated net fixed assets on its balance sheet at each calendar quarter end.

The Strike Price will be adjusted on a quarterly basis and in no case may it be reduced to less than $0.001 per Trust Unit.

Under US GAAP, the amount included on the balance sheet for Unitholders’ equity will be reduced by an amount equal to the redemption value of the units as at the balance sheet date. If the Trust Units are trading at prices at or above the rights exercise price of $5.05 per unit as at the balance sheet date, substantially all of the amount included in Unitholders’ equity will be treated as temporary equity reclassified as a liability. In future periods, the redemption value of the Trust Units will be determined with respect to the trading value of the Trust Units as at each balance sheet date, and the amount of the redemption value will be classified as temporary equity. Increases, if any, in the redemption value during a period would result in a charge to permanent equity and would be reflected in computing earnings available to Unitholders for the period.

PET granted 1,003,000 rights to purchase PET Trust Units to directors, officers and employees of the Administrator on January 28, 2003.

PARAMOUNT ENERGY TRUST
Notes to Consolidated Financial Statement
(dollar amounts in Cdn$ except as noted)

For purposes of Canadian generally accepted accounting principles, PET will account for the Incentive Rights granted to employees or directors of PET and its subsidiaries by the settlement method under which no amount will be recorded at the time the Incentive Rights are granted. Proceeds received on the exercise of the rights will be added to Unitholders’ equity.

Under US GAAP, the excess of the fair value, if any, of Trust Units outstanding over the Incentive Rights exercise price will result in a charge to earnings.

The Incentive Rights will only be dilutive to the calculation of income per Trust Unit if the exercise price is below the fair value of the unit.

No Incentive Rights had been formally granted as at December 31, 2002.

8.	Subsequent Events

(a)	The issuance of a receipt for a prospectus was made by Canadian regulatory authorities on January 29, 2003 and by regulators in the United States on February 3, 2003. Subsequent to the issuance of these receipts, PET, POT, the Administrator and Paramount Resources Ltd. (“PRL”) completed a series of transactions pursuant to which PET, on a consolidated basis, acquired oil and gas properties and related assets with an estimated value of approximately $301,000,000 from PRL. PET raised equity of approximately $150,000,000 from the exercise of rights and obtained bank financing of approximately $100,000,000, as follows:

•	PRL, effective July 1, 2002, sold its interest in certain assets (the “Initial Assets”) to POT for consideration consisting of a promissory note in PRL’s favour of $81,000,000. Interest on the $81,000,000 purchase price accrued at a rate of 6.5% per annum. At that time a secured guarantee was given by both POT and PET in respect of $20,000,000 of PRL’s indebtedness to PRL’s lenders. At the same time PRL and POT executed the Take-Up Agreement which required PRL to sell and POT to purchase 100 percent of PRL’s interest in certain additional assets (the “Additional Assets”). The purchase price was $220,000,000. POT paid a $5,000,000 deposit on the purchase price of these assets through the issuance of a non-interest bearing promissory note;

•	POT, effective July 1, 2002, granted to PET a royalty of 99 percent of the net revenue less permitted deductions with respect to debt payments, capital expenditures and certain other amounts from the Canadian resource properties comprised in the Initial Assets and all after-acquired Canadian resource properties of POT including the Additional Assets described below (the “Royalty”) in exchange for consideration consisting of $64,152,000 to be paid in accordance with an agreement between POT, PET and PRL whereby PET issued and delivered to PRL a first promissory note in the amount of $30,000,000 and a second promissory note in the amount of $34,152,000. The first promissory note carried annual interest equal to the prime rate of a major Canadian chartered bank from time to time plus 1.875%. This payment reduced the amount of indebtedness that POT owes to PRL to approximately $16,848,000 which was represented by a promissory note that carried annual interest from the date of issue equal to the prime rate of a major Canadian chartered bank from time to time plus 1.875%. PET granted a security interest to PRL in PET’s assets as security for its indebtedness under the first promissory note and POT granted a guarantee to PRL for such indebtedness and granted PRL a security interest over its assets for the guarantee;

PARAMOUNT ENERGY TRUST
Notes to Consolidated Financial Statement
(dollar amounts in Cdn$ except as noted)

•	PET issued 6,636,045 Trust Units to PRL in full repayment of the indebtedness under the second promissory note;

•	PET purchased from PRL the remaining $16,848,000 indebtedness owed by POT to PRL in exchange for the issuance and delivery to PRL of an additional 3,273,721 Trust Units;

•	PRL did, on February 4, 2003, by way of a dividend, distribute all of the PET Trust Units held by PRL, being all 9,909,767 of the Trust Units that PRL then held, to the holders of PRL common shares;

•	PET issued to each of the holders of the Trust Units distributed by PRL, three rights to subscribe for additional PET Trust Units. Each right entitled the holder to purchase one additional PET Trust Unit at a subscription price of $5.05 per Trust Unit. PRL did, effective July 1, 2002, sell to POT 100 percent of PRL’s interest in the Additional Assets for an aggregate consideration of $220,000,000. This was funded by the exercise and payment of 100 percent of the rights granted, resulting in proceeds of $150,129,475 (before issue costs). These funds together with bank financing of $100,000,000 were also used to repay the $30,000,000 promissory note to PRL and to complete the acquisition of the Additional Assets.

(b)	On May 7, 2003 PET entered into an underwriting agreement to issue 4,350,000 Trust Units to a syndicate of underwriters at $12.65 per Unit and net proceeds of $52,276,125.

(c)	On June 3, 2003 the Alberta Energy and Utilities Board (“AEUB”) released General Bulletin 2003-16 (“GB 2003-16”), announcing a proposed change in policy respecting gas production from the Wabiskaw and McMurray Formations in the AEUB-defined Athabasca Oil Sands Area. GB 2003-16 provides a description of the policy it proposes to implement, outlines a deadline for written submissions of June 26, 2003 with respect to the proposed policy and provides notification of a two day consultation meeting with interested parties beginning July 3, 2003, at which time the Trust will be afforded 45 minutes to speak to its own submissions and those of other interested parties. PET intends to make submissions as outlined in GB 2003-16. Following these additional consultation steps and consideration of any evidence put forward, the AEUB will issue its new policy.

The proposed policy contemplates the shut-in of all Wabiskaw-McMurray gas production, without benefit of public hearing, within a 5.5 million acre area in Northeastern Alberta. The Trust is at risk of having up to a net 44 MMcf/d of natural gas production affected, representing up to approximately 50 percent of its current production, following a proposed shut-in on August 1, 2003. This range is established by the uncertainty in the treatment of wells which lie outside a new application area but have Wabiskaw-McMurray gas pools which overlap the new boundary.

PARAMOUNT ENERGY TRUST
Notes to Consolidated Financial Statement
(dollar amounts in Cdn$ except as noted)

According to the proposed policy, after the shut-in has been implemented the AEUB intends to complete a detailed review of shut-in gas production to determine what, if any, gas should be allowed to re-commence production. GB 2003-16 also announces the immediate implementation of a reduced Wabiskaw and McMurray gas production application area. The effect of this change is that any outstanding gas production applications outside the amended application area will be closed and returned to the applicant. This allowed for the commencement of an additional four MMcf/d of production net to PET in the Ells and Legend East fields in June 2003. In addition, new applications for gas production will only be required within the new application area or where wells encounter Wabiskaw-McMurray gas pools which overlap the application area boundary.

At this time the ultimate policy resulting from GB 2003-16 is uncertain. We cannot at this time accurately estimate the amount of production which may be shut-in, if any, and for what duration. We also cannot ensure that PET will be able to negotiate adequate compensation for having to shut-in any such production. This could have a material adverse effect on the amount of income available for distribution to our Unitholders however due to the uncertainty of possible outcomes no adjustments, including writedown of petroleum and natural gas assets, have been made to these consolidated financial statements.